UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2007
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes      ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

604       page 1/2       15 July 2001
Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To: Company Name/ Scheme	Metal Storm Limited

ACN/ARSN	064 270 006

1. Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	30/11/2007
The previous notice was given to the company on	N/A
The previous notice was dated	N/A
2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	199,804,803	33.37%	193,673,624	32.35%
3. Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

	Person whose		Consideration given	Class and number
	relevant interest	Nature of	in relation to change	of securities	Person’s votes
Date of change	changed	change (6)	(7)	affected	affected
See annexure A
4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person
		entitled to be
Holder of relevant	Registered holder of	registered as	Nature of relevant	Class and number
interest	securities	holder (8)	interest(6)	of securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	64,551,942 ordinary shares	64,551,942
O’Dwyer Investments Pty Ltd	O’Dwyer Investments Pty Ltd	O’Dwyer Investments Pty Ltd	Registered holder of shares	129,121,682 ordinary shares	129,121,682
5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil

604       page 2/2       15 July 2001
6. Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane
O’Dwyer Investments Pty Ltd ACN 010 495 315	c/- BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here		date	07 /12/2007

DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

604 1 / 3
Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to Australian Securities & Investments Commission Form 604
Corporations Act 2001 Section 671B
This is the Annexure A of 3 pages referred to in number 3 of the Australian Securities & Investments Commission Form 604 signed and dated the 7th day of December 2007.

			Consideration	Class & No. of
Date of	Person whose relevant	Nature of change	given in relation	securities	Person’s votes
Change	interest changed	(6)	to change (7)	affected	affected
			AUD $	Common Stock	Common Stock
02/10/2007	James Michael O’Dwyer	Market Disposition	$0.115	20,890	20,890
02/10/2007	James Michael O’Dwyer	Market Disposition	$0.115	11,200	11,200
02/10/2007	James Michael O’Dwyer	Market Disposition	$0.115	43,400	43,400
02/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	38,360	38,360
02/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	6,640	6,640
03/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	50,000	50,000
03/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	20,000	20,000
04/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	48,360	48,360
04/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	6,640	6,640
04/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	80,000	80,000
05/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	22,500	22,500
08/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	80,000	80,000
09/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	32,000	32,000
11/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	17,398	17,398
11/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	42,602	42,602
11/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	24,943	24,943
11/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	20,057	20,057
12/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	4,883	4,883
12/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	24,117	24,117
22/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	40,500	40,500
22/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	22,589	22,589
22/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	18,500	18,500
23/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	42,910	42,910
25/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	45,000	45,000
29/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	7,688	7,688
29/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	72,200	72,200
29/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	20,000	20,000
29/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	5,112	5,112
29/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	47,088	47,088
29/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	26,000	26,000
29/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	24,000	24,000
30/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	105,000	105,000
31/10/2007	James Michael O’Dwyer	Market Disposition	$0.110	78,000	78,000
01/11/2007	James Michael O’Dwyer	Market Disposition	$0.110	16,387	16,387
01/11/2007	James Michael O’Dwyer	Market Disposition	$0.110	33,613	33,613
05/11/2007	James Michael O’Dwyer	Market Disposition	$0.110	79,091	79,091
08/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	54,945	54,945

604 2 / 3

			Consideration	Class & No. of
Date of	Person whose relevant	Nature of change	given in relation	securities	Person’s votes
Change	interest changed	(6)	to change (7)	affected	affected
08/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	35,055	35,055
09/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	20,845	20,845
09/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	79,155	79,155
09/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	4,179	4,179
09/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	20,000	20,000
09/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	821	821
12/11/2007	James Michael O’Dwyer	Market Disposition	$0.110	40,000	40,000
12/11/2007	James Michael O’Dwyer	Market Disposition	$0.110	262,375	262,375
14/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	24,371	24,371
14/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	13,077	13,077
14/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	11,420	11,420
16/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	41,420	41,420
16/11/2007	James Michael O’Dwyer	Market Disposition	$0.110	960	960
19/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	23,917	23,917
19/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	20,000	20,000
20/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	50,000	50,000
20/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	10,000	10,000
22/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	77,791	77,791
23/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	150,000	150,000
23/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	45,000	45,000
30/11/2007	James Michael O’Dwyer	Market Disposition	$0.105	170,000	170,000

			Consideration	Class & No.
Date of	Person whose relevant	Nature of change	given in relation	of securities	Person’s votes
Change	interest changed	(6)	to change (7)	affected	affected
			AUD $	ADR’s	Common Stock
02/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.36	1,100	22,000
02/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.38	1,800	36,000
03/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.39	1,100	22,000
03/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.39	1,300	26,000
03/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.42	1,600	32,000

03/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.42	37,000	740,000
03/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.46	1,500	30,000
03/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.48	9,000	180,000
04/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.41	1,100	22,000
04/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.32	4,200	84,000
04/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.35	3,000	60,000
08/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.30	1,000	20,000
08/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.30	9,920	198,400
08/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.31	1,000	20,000
08/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.31	1,000	20,000
08/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.31	1,000	20,000
08/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.31	1,000	20,000
08/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.31	5,813	116,260
09/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.31	5,200	104,000

09/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.31	12,000	240,000
12/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.27	3,000	60,000

604 3 / 3

			Consideration	Class & No.
Date of	Person whose relevant	Nature of change	given in relation	of securities	Person’s votes
Change	interest changed	(6)	to change (7)	affected	affected
12/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.27	3,000	60,000
12/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.27	3,000	60,000
12/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.27	1,500	30,000
12/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.27	3,000	60,000
23/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.27	2,200	44,000
23/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.25	3,000	60,000
24/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.24	1,850	37,000
24/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.24	2,900	58,000
25/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.23	6,626	132,520
26/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.22	2,000	40,000
26/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.26	1,800	36,000
26/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.23	2,100	42,000
30/10/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.17	1,500	30,000
05/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.15	1,300	26,000
05/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.15	1,900	38,000
05/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.15	2,600	52,000
05/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.15	1,000	20,000
05/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.15	1,000	20,000
07/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.09	400	8,000
08/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.19	2,500	50,000
08/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.09	1,560	31,200

08/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.08	18,600	372,000
08/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.09	1,200	24,000
08/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.09	840	16,800
08/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.19	2,500	50,000
08/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.19	1,000	20,000
08/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.19	1,400	28,000
13/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.19	1,200	24,000
13/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.19	1,200	24,000
13/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.19	2,000	40,000
14/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.20	1,100	22,000
15/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.24	1,200	24,000
16/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.23	1,300	26,000
16/11/2007	O’Dwyer Investments Pty Ltd	Market Disposition	$2.23	1,000	20,000

James Michael O’Dwyer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: December 7, 2007	By: Name:	/s/ Peter Wetzig Peter Wetzig
	Title:	Company Secretary